MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update          3/31/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
3/31/2007	12.36	0.00	27.96

For the period ending		Average Annual
31-Mar-07	Total Return	Compound Rate of Return
One Year	12.66%	12.66%
Three Years
Five Years
Ten Years
Since Inception (01/31/05)	27.96%	12.08%
Portfolio @ 3/31/2007

APPAREL - 2.8%
VF Corp.

AUTO COMPONENTS - 2.5%
Autoliv, Inc. (Sweden)

BANKING - 5.3%
Comerica, Inc.
Regions Financial Corp.

BASIC MATERIALS - 5.2%
PPG Industries, Inc.
Rohm & Haas Co.

BROKERAGE & MONEY MANAGEMENT - 5.4%
Federated Investors, Inc. Class B
Waddell & Reed Financial, Inc. Class A

BUILDING-TOOLS & MACHINERY - 2.6%
Stanley Works (The)

BUSINESS PRODUCTS - 2.7%
Diebold, Inc.

BUSINESS SERVICES - 2.5%
R. R. Donnelley & Sons Co.

CHEMICALS - 2.7%
RPM International, Inc.

CONSUMER PRODUCTS - 2.6%
Reynolds American, Inc.

DIVERSIFIED OPERATIONS - 5.0%
3M Co.
E.I. du Pont de Nemours & Co.

ELECTRICAL EQUIPMENT - 5.4%
Emerson Electric Co.
Hubbell, Inc. Class B

FURNITURE & FIXTURES - 2.7%
Leggett & Platt, Inc.

HEALTHCARE PRODUCTS - 2.7%
Johnson & Johnson

INDUSTRIAL PRODUCTS - 2.7%
Bemis Co., Inc.

INDUSTRIAL SERVICES - 8.1%
ABM Industries, Inc.
Genuine Parts Co.
Waste Management, Inc.

INSURANCE - 5.2%
Lincoln National Corp.
Mercury General Corp.

INSURANCE BROKERS - 2.5%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 2.6%
Carnival Corp.

OFFICE SUPPLIES - 2.6%
Avery Dennison Corp.

OIL & GAS - 2.7%
Chevron Corp.

PAPER/FOREST PRODUCTS - 5.1%
Kimberly-Clark Corp.
Sonoco Products Co.

RETAIL - 3.1%
Limited Brands, Inc.

TECHNOLOGY - 2.7%
Intel Corp.

TELECOMMUNICATIONS SERVICES - 2.9%
AT&T, Inc.

TOYS - 3.1%
Mattel, Inc.

TRANSPORTATION - 2.6%
United Parcel Service, Inc. Class B

Breakdowns -
Common Stock Cost	$33,223,293
Common Stock %	95.4%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	4.6%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update          3/31/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.12	1777.87
3/31/2007	41.43	0.00	1882.67

For the period ending		Average Annual
31-Mar-07	Total Return	Compound Rate of Return

One Year	10.84%	10.84%
Three Years	32.75%	9.90%
Five Years	67.99%	10.93%
Ten Years	248.04%	13.28%
Fifteen Years	528.28%	13.03%
Since Inception (8/1/84)	1882.67%	14.09%
Portfolio @ 3/31/2007

AEROSPACE/DEFENSE - 2.6%
BE Aerospace, Inc.*

APPAREL - 2.3%
Carter’s, Inc.*

BANKING - 6.6%
Annaly Capital Manangement, Inc. REIT
SVB Financial Group*
UCBH Holdings, Inc.

BROKERAGE & MONEY MANAGEMENT - 4.3%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS PRODUCTS - 2.5%
Diebold, Inc.

BUSINESS SERVICES - 2.2%
CSG Systems International, Inc.*

CELLULAR COMMUNICATIONS - 2.8%
American Tower Corp. Class A*

CHEMICALS - 2.4%
RPM International, Inc.

CONSTRUCTION - 2.2%
Granite Construction, Inc.

CONSUMER SERVICES - 4.3%
Regis Corp.
Rollins, Inc.

HEALTHCARE PRODUCTS - 7.1%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE SERVICES - 9.0%
Apria Healthcare Group, Inc.*
Cerner Corp.*
DaVita, Inc.*
Laboratory Corp. of America Holdings*

HOTELS & LODGING - 2.0%
Las Vegas Sands Corp.*

INDUSTRIAL PRODUCTS - 4.0%
Airgas, Inc.
Dionex Corp.*

INDUSTRIAL SERVICES - 4.2%
Allied Waste Industries, Inc.*
Republic Services, Inc.
United Rentals, Inc.*

INSURANCE - 2.3%
Mercury General Corp.

INSURANCE BROKERS - 4.8%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 3.9%
Royal Caribbean Cruises, Ltd.
Winnebago Industries

RESTAURANTS - 2.3%
CBRL Group, Inc.

RETAIL - 9.3%
Bed Bath & Beyond, Inc.*
Claire’s Stores, Inc.
PetSmart, Inc.
Ross Stores, Inc.
Zale Corp.*

TECHNOLOGY - 3.6%
International Rectifier Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 6.5%
Advent Software, Inc.*
BEA Systems, Inc.*
Cognos, Inc. (Canada)*
Hyperion Solutions Corp.*

TRANSPORTATION - 1.0%
AirTran Holdings, Inc.*

WHOLESALE - 2.7%
United Stationers, Inc.*

Breakdowns -
Common Stock Cost	$1,477,019,362
Common Stock %	94.9%
US Treasury Bills	2.2%
Cash and Other Assets Less Liabilities	2.9%

REIT — Real Estate Investment Trust

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update          3/31/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
3/31/2007	37.02	0.00	722.30

For the period ending		Average Annual
31-Mar-07	Total Return	Compound Rate of Return

One Year	12.63%	12.63%
Three Years	38.42%	11.45%
Five Years	69.63%	11.15%
Ten Years	439.51%	18.36%
Since Inception (2/94)	722.30%	17.40%
Portfolio @ 3/31/2007

AEROSPACE/DEFENSE - 2.2%
BE Aerospace, Inc.*

AGRICULTURE - 4.1%
Bunge, Ltd.
Universal Corp.

APPAREL - 2.3%
Liz Claiborne, Inc.

BANKING - 6.9%
Annaly Capital Management, Inc. REIT
JPMorgan Chase & Co.
Regions Financial Corp.
Stewart Information Services Corp.

BASIC MATERIALS - 0.9%
Barrick Gold Corp. (Canada)

BROKERAGE & MONEY MANAGEMENT - 2.6%
AMVESCAP PLC ADR (United Kingdom)
Federated Investors, Inc. Class B

BUSINESS PRODUCTS - 2.6%
Diebold, Inc.

CONSUMER PRODUCTS - 7.0%
Avon Products, Inc.
Blount International, Inc.*
Helen of Troy, Ltd.* (Bermuda)
Newell Rubbermaid, Inc.
Pactiv Corp.*

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.0%
Anheuser-Busch Cos., Inc.
International Flavors & Fragrances, Inc.

ENERGY - 2.3%
GlobalSanteFe Corp.
Hanover Compressor Co.*

HEALTHCARE PRODUCTS - 6.9%
Baxter International, Inc.
Beckman Coulter, Inc.
Cooper Cos, Inc. (The)
STERIS Corp.
Thoratec Corp.*

HEALTHCARE SERVICES - 1.4%
Apria Healthcare Group, Inc.*

INDUSTRIAL PRODUCTS - 7.4%
Cabot Corp.
Dionex Corp.*
Mine Safety Appliances Co.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.
Spartech Corp.

INDUSTRIAL SERVICES - 6.8%
ABM Industries, Inc.
Allied Waste Industries, Inc.*
Sysco Corp.
Waste Management, Inc.

INFORMATION TECHNOLOGY SERVICES - 1.1%
Unisys Corp.*.

INSURANCE - 1.8%
XL Capital, Ltd. Class A (Bermuda)

INSURANCE BROKERS - 2.9%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 1.0%
Polaris Industries, Inc.

OIL & GAS - 2.0%
Kinder Morgan Management, LLC*

PHARMACEUTICALS - 4.7%
Charles River Laboratories International, Inc.*
MedImmune, Inc.*
Schering-Plough Corp.

REAL ESTATE - 1.7%
Apartment Investment & Management Co. Class A REIT

RETAIL - 3.7%
Rent-A-Center, Inc.*
Safeway, Inc.
Tuesday Morning Corp.

TECHNOLOGY - 7.3%
Analog Devices, Inc.
Avid Technology, Inc.*
Entegris, Inc.*
Intel Corp.
Western Digital Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 1.0%
Cognos, Inc.*

TELECOMMUNICATIONS EQUIPMENT - 2.0%
Nokia Oyj ADR (Finland)

TELECOMMUNICATIONS SERVICES - 2.1%
Alltel Corp.

UTILITIES - 6.5%
Dynegy, Inc. Class A*
Hawaiian Electric Industries, Inc.
Progress Energy, Inc.
TECO Energy, Inc.

Breakdowns -
Common Stock Cost	$1,427,248,940
Common Stock %	95.2%
U.S. Treasury Bills	2.5%
Cash and Other Assets Less Liabilities	2.3%

ADR — American Depository Receipt

REIT — Real Estate Investment Trust

* Non-income producing securities

MERIDIAN FUND, INC.
Top 10 Holdings
as of
3/31/2007
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio
Mattel, Inc.	$1,188,267	3.0%
AT&T, Inc.	1,142,681	2.9
ABM Industries, Inc.	1,112,602	2.8
VF Corp.	1,090,584	2.8
RPM International, Inc.	1,073,573	2.7
Federated Investors, Inc. Class B	1,061,759	2.7
PPG Industries, Inc.	1,060,978	2.7
Hubbell, Inc. Class B	1,058,868	2.7
Emerson Electric Co.	1,050,319	2.7
Chevron Corp.	1,050,232	2.7

Net Assets	$39,044,519
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio
American Tower Corp. Class A	$56,570,980	2.8%
United Stationers, Inc.	53,286,856	2.7
BE Aerospace, Inc.	52,571,280	2.6
Cerner Corp.	50,923,274	2.5
Diebold, Inc.	50,254,136	2.5
DENTSPLY International, Inc.	49,976,500	2.5
Dionex Corp.	49,624,946	2.5
RPM International, Inc.	48,824,391	2.4
Willis Group Holdings, Ltd. (United Kingdom)	48,518,351	2.4
Royal Caribbean Cruises, Ltd.	48,482,524	2.4

Net Assets	$2,003,430,810
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio
Willis Group Holdings, Ltd.	$52,562,240	2.9%
Diebold, Inc.	45,897,020	2.6
Allied Waste Industries, Inc.	45,213,208	2.5
Baxter International, Inc.	44,627,291	2.5
Pactiv Corp.	44,050,944	2.5
JPMorgan Chase & Co.	42,574,400	2.4
Annaly Capital Management, Inc. REIT	41,111,784	2.3
Liz Claiborne, Inc.	41,106,005	2.3
Progress Energy, Inc.	40,735,344	2.3
Anheuser-Busch Cos., Inc.	40,095,516	2.2

Net Assets	$1,793,278,184

Top Ten Sectors
3/31/2007
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Industrial Services	$3,160,656	8.1%
Electrical Equipment	$2,109,187	5.4%
Brokerage & Money Management	$2,105,912	5.4%
Banking	$2,057,927	5.3%
Insurance	$2,042,527	5.2%
Basic Materials	$2,037,193	5.2%
Paper/Forest Products	$1,994,445	5.1%
Diversified Operations	$1,953,173	5.0%
Toys	$1,188,267	3.1%
Telecommunications Services	$1,142,681	2.9%

Total Net Assets	$39,044,519
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Retail	$185,821,807	9.3%
Healthcare Services	$180,677,512	9.0%
Healthcare Products	$142,363,682	7.1%
Banking	$132,239,241	6.6%
Tech-Software	$130,867,208	6.5%
Insurance Brokers	$95,880,358	4.8%
Brokerage & Money Management	$86,282,411	4.3%
Consumer Services	$85,105,869	4.3%
Industrial Services	$84,653,405	4.2%
Industrial Products	$79,975,770	4.0%

Total Net Assets	$2,003,430,810
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Industrial Products	$132,468,274	7.4%
Technology	$131,493,360	7.3%
Consumer Products	$126,343,045	7.0%
Banking	$124,234,760	6.9%
Healthcare Products	$123,956,737	6.9%
Industrial Services	$122,148,140	6.8%
Utilities	$117,356,970	6.5%
Pharmaceuticals	$84,411,326	4.7%
Agriculture	$73,828,516	4.1%
Consumer Products/Food & Beverage	$71,860,410	4.0%

Total Net Assets	$1,793,278,184